414-3120 Rutherford Rd Vaughan, ON., Canada 1 (888) 554-8789

July 26, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sergio Chinos, Staff Attorney

Re:	Worksport Ltd. (the “Company”)
Registration Statement on Form S-1
File No. 333-256142

Ladies and Gentlemen,

Reference is made to our letter, filed as correspondence via EDGAR on July 22, 2021, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Monday, July 26, 2021, at 5:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date.

Please contact the Company’s counsel, Philip Magri of Carmel, Milazzo & Feil LLP at 954-303-8027 or via email at pmagri@cmfllp.com if there are questions regarding this matter.

Very truly yours,

WORKSPORT LTD.

/s/ Steven Rossi
Steven Rossi
President, Chief Executive Officer and
Chairman of the Board of Directors